January 22, 2008

Submitted on EDGAR under "CORRESP"

Ms. Kathleen Krebs

Special Counsel

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Subject:	Louisiana-Pacific Corporation ("LP")

Definitive Schedule 14A

Filed March 23, 2007

File No. 1-07107

Dear Ms. Krebs:

I am in receipt of your letter dated January 8, 2008, regarding the subject filing and am responding on behalf of LP. Our responses correspond to the numbered comments in your letter; we have included each comment in full, followed by our response.

Annual Cash Incentive Awards, page 21

1.

We have considered your response to comment seven in our letter dated September 27, 2007. Please provide a more comprehensive analysis as to why disclosure of specific individual performance goals would cause you competitive harm and should be afforded confidential treatment. Your response should include a thorough and detailed analysis focusing on the specific facts and circumstances of your business and each performance goal.

Response: We are currently evaluating which of the specific individual performance goals established for 2007 awards under LP's Cash Incentive Plan would cause competitive harm if publicly disclosed. We intend to provide to you in writing by February 15, 2008, our analysis regarding competitive harm, focusing on the specific facts and circumstances of LP's business in relation to each performance goal which we have concluded should be afforded confidential treatment.

Ms. Kathleen Krebs

January 22, 2008

Executive Change of Control Arrangements, page 24

2.

We have considered your response to comment nine in our letter dated September 27, 2007. Please confirm that you will comply with our comment when discussing your compensation policies and decisions regarding your named executive officers for the last fiscal year. Your response suggests that you will not provide such a discussion until you enter into new change of control compensation arrangements.

Response: LP's Compensation Committee recently approved new change in control employment agreements with its executive officers. The proxy statement for LP's 2008 annual meeting will include a discussion of how these arrangements fit into LP's overall compensation objectives and affect decisions by the Compensation Committee regarding other compensation elements and how the appropriate payment and benefit levels under various circumstances were determined.

Please feel free to call me at (503) 821-5103 if you have any questions regarding the information contained in this letter.

Very truly yours, /s/ Anton C. Kirchhof
Anton C. Kirchhof Secretary